FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - FEBRUARY 20, 2008

BAYTEX ENERGY TRUST ANNOUNCES 2007 RESERVES

Calgary, Alberta (February 20, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce its 2007 year-end reserves as evaluated by Sproule Associates Limited (“Sproule”), the independent reserves evaluator for all of Baytex’s oil and gas properties, in accordance with National Instrument 51-101. As Baytex plans to announce its audited 2007 financial results on March 12, 2008, certain financial estimates have been made herein to facilitate the discussions of the performance of its capital program. Readers are advised that these financial estimates are subject to audit and may be amended as necessary.

2007 Reserves

Capital expenditures in 2007 are estimated to total $395 million, with $150 million spent on exploration and development activities and $245 million spent on property acquisitions. Approximately 73% of these expenditures were incurred for light oil and natural gas assets with the remaining 27% incurred for heavy oil assets. Results of this capital program are outstanding, as indicated by the following industry-leading efficiency measures:

•	Total proved reserves increased by 13% to 116.2 million boe;
•	Total proved plus probable reserves increased by 16% to 168.3 million boe;
•	2007 finding, development and acquisition (“FD&A”) costs excluding future development costs (“FDC”) of $10.92 per boe of proved plus probable reserves and $11.93 per boe including FDC;
•	Three-year (2005-2007) average FD&A costs excluding FDC of $7.84 per boe of proved plus probable reserves and $10.77 per boe including FDC;
•	Reserves replacement ratio of 127% for the exploration and development program alone and 274% for the total capital program;
•	Reserve life index improved by 6% to 12.3 years for proved plus probable reserves and by 4% to 8.5 years for proved reserves;
•	Recycle ratio based on proved plus probable reserves of 2.4 in 2007 and 3.4 for the three-year average; and
•	Net asset value per trust unit increased by 38% to $24.23.

The 2007 capital program was highlighted by the acquisition of light oil and natural gas properties at Pembina and heavy oil properties at Lindbergh, as well as continued advancement in the development of our heavy oil resources at Seal in the Peace River oil sands region. Led by the Pembina acquisition, our corporate light oil and natural gas liquids reserves increased by 78% to 20.8 million barrels compared to one year ago. We are particularly pleased to be able to add these reserves at reasonable costs under a record oil price environment. At Seal, total proved plus probable reserves at year-end 2007 of 28.7 million barrels represent an increase of 120% over those of one year ago. This increase is a result of the

100% successful drilling program conducted in 2007 and the continued positive production performance from all producing wells during the year. At year-end 2007, reserves were assigned to 109 locations (including 25 producing wells) on 12 sections of our 104 sections of land holdings in this area, compared to 64 locations (including eight producing wells) on eight sections of land one year ago. Only reserves deemed recoverable under primary (cold) production means were recognized as at year-end 2007. Baytex is planning an active development program at Seal in 2008, including the drilling of 15 to 20 producing wells and a number of stratigraphic test wells, together with the commencement of our first thermal recovery pilot test in the first half of this year. We are confident that Seal will continue to provide significant and profitable reserves and production growth over the coming years.

Capital Program Efficiency

Since the conversion to an income trust in late 2003, Baytex has continued to demonstrate superior capital and operational efficiencies as we prudently execute our strategy for long-term sustainability.

The efficiency of Baytex’s capital programs is summarized as follows:
	2007	Three Year Average 2005 - 2007
Excluding Future Development Costs

FD&A costs – Proved ($/boe)
Exploration and development	$9.88	$9.48
Acquisitions (net of dispositions)	21.25	10.12
Total	$14.79	$9.72

FD&A costs – Proved plus Probable ($/boe)
Exploration and development	$8.95	$8.13
Acquisitions (net of dispositions)	12.63	7.42
Total	$10.92	$7.84

Recycle ratio based on operating netback
Proved plus Probable	2.4	3.4

Reserves Replacement Ratio Proved plus Probable	274%	224%

Including Future Development Costs

FD&A costs – Proved ($/boe)
Exploration and development	$8.69	$14.03
Acquisitions (net of dispositions)	23.62	12.26
Total	$15.13	$13.36

FD&A costs – Proved plus Probable ($/boe)
Exploration and development	$9.05	$12.04
Acquisitions (net of dispositions)	14.42	8.99
Total	$11.93	$10.77

Net Asset Value

The following net asset value calculation utilizes what is generally referred to as the “produce-out” net present value of Baytex’s oil and gas reserves as evaluated by Sproule.  It does not take into account the possibility of Baytex being able to recognize additional reserves through future capital investment in its existing properties beyond those included in the 2007 year-end report.

Forecast Prices Before Tax

($ thousands)
Proved plus probable reserves (1)	2,494,267
Undeveloped land (2)	117,907
Estimated net debt (3)	(428,000)
Asset retirement obligations	(45,000)
Net asset value	2,139,174

Diluted trust units (4)	88,295,627

Net asset value per trust unit	$24.23

Forecast Prices After Tax

($ thousands)
Proved plus probable reserves (1)	2,214,845
Undeveloped land (2)	117,907
Estimated net debt (3)	(428,000)
Asset retirement obligations	(45,000)
Net asset value	1,859,752

Diluted trust units (4)	88,295,627

Net asset value per trust unit	$21.06

Notes:
(1)
Net present value of future net revenue discounted at 10% as evaluated by Sproule Associates Limited as at December 31, 2007. Net present value of future net revenue does not represent fair market value of the reserves.

(2)	As evaluated by Baytex as at December 31, 2007 on 638,975 net acres of undeveloped land.
(3)	Long-term debt net of working capital as at December 31, 2007, excluding convertible debentures and notional liabilities associated with the mark-to-market value of derivative contracts.
(4)
Includes 84,539,945 trust units, 1,565,615 exchangeable shares converted at an exchange ratio of 1.67915 and 1,126,780 trust units issuable on the conversion of the $16.6 million outstanding convertible debentures as at December 31, 2007

Oil and Gas Reserves as at December 31, 2007

	Forecast Prices and Costs
	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids
Reserves Category	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved
Developed Producing	5,921	4,905	23,126	19,827	2,855	2,254
Developed Non-Producing	547	449	23,837	19,936	373	324
Undeveloped	3,574	2,948	38,175	33,860	378	287
Total Proved	10,042	8,302	85,138	73,623	3,606	2,865
Probable	5,294	4,263	37,425	32,160	1,870	1,417
Total Proved Plus Probable	15,336	12,565	122,563	105,783	5,476	4,282

	Forecast Prices and Costs
	Natural Gas		Oil Equivalent (3)
Reserves Category	Gross(1)	Net(2)	Gross(1)	Net(2)
	(Bcf)	(Bcf)	(MBoe )	(MBoe)
Proved
Developed Producing	78.7	64.4	45,015	37,722
Developed Non-Producing	10.1	8.5	26,444	22,119
Undeveloped	15.6	12.5	44,725	39,185
Total Proved	104.4	85.4	116,184	99,026
Probable	45.1	36.6	52,099	43,944
Total Proved Plus Probable	149.5	122.0	168,283	142,970

Notes:
(1)	“Gross” reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.
(2)	“Net” reserves means Baytex’s gross reserves less all royalties payable to others.
(3)
Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reserve Life Index

	2008	*	Reserve Life Index (years)
	Production Target		Total Proved	Proved Plus Probable
Oil and NGL (Bbl/d)	29,150		9.3	13.5
Natural Gas (MMcf/d)	50.0		5.7	8.2
Oil Equivalent (Boe/d)	37,500		8.5	12.3

* Mid-point of production guidance range of 37,000 to 38,000 boe/d.

Net Present Value of Reserves (Forecast Prices and Costs)

	Summary of Net Present Value of Future Net Revenue As at December 31, 2007 Before Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%	15%	20%
	($ million)	($ million)	($ million)	($ million)	($ million)
Proved
Developed Producing	1,250	1,098	982	892	823
Developed Non-Producing	670	464	340	262	209
Undeveloped	965	680	495	369	279
Total Proved	2,885	2,242	1,817	1,523	1,311
Probable	1,484	963	677	506	396
Total Proved Plus Probable	4,369	3,205	2,494	2,029	1,707

Net Present Value of Reserves After Tax (Forecast Prices and Costs)

	Summary of Net Present Value of Future Net Revenue As at December 31, 2007 After Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%	15%	20%
	($ million)	($ million)	($ million)	($ million)	($ million)
Proved
Developed Producing	1,249	1,098	982	892	823
Developed Non-Producing	670	464	340	262	209
Undeveloped	729	530	396	302	232
Total Proved	2,648	2,092	1,718	1,456	1,264
Probable	1,073	699	497	377	300
Total Proved Plus Probable	3,721	2,791	2,215	1,833	1,564

Sproule December 31, 2007 Forecast Prices

Year	WTI Cushing US$/Bbl	Edmonton Par Price C$/Bbl	Hardisty Heavy 12 API C$/Bbl	AECO C-Spot C$/MMbtu	Inflation Rate %/Yr	Exchange Rate $US/$Cdn
2008	89.61	88.17	54.67	6.51	2.0	1.00
2009	86.01	84.54	52.42	7.22	2.0	1.00
2010	84.65	83.16	51.56	7.69	2.0	1.00
2011	82.77	81.26	50.38	7.70	2.0	1.00
2012	82.26	80.73	50.05	7.61	2.0	1.00
2013	82.81	81.25	50.38	7.78	2.0	1.00
2014	84.46	82.88	51.39	7.96	2.0	1.00
2015	86.15	84.55	52.42	8.14	2.0	1.00
2016	87.87	86.25	53.47	8.32	2.0	1.00

Impact of Royalty Review

On October 25, 2007, the Government of Alberta announced a “New Royalty Framework” for oil and natural gas royalties in the Province of Alberta. New royalty rates will apply to all production effective January 1, 2009. We have requested that Sproule estimate the impact to our reserves evaluation based upon the currently released information on the new royalty regime. As of December 31, 2007, the province had not introduced the enabling legislation nor had they provided enough clarity on a number of issues for Sproule to provide a precise calculation of net reserves and net present value under the new regime. It is possible that the announced changes may be amended before coming into force. Under the forecast price assumptions, Sproule has estimated that the change to the net present value, discounted at 10%, of the future net revenue from our proved plus probable reserves would be a reduction of 2.1% to $2,442 million.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 or within the meaning of applicable Canadian securities legislation. Specifically, this press release contains forward-looking statements relating to, but not limited to, operations and Baytex’s production, cash flow, capital spending, debt levels, future costs and cash distribution practices. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period may vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuation in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex.  These risk factors are discussed in Baytex’s Annual Information Form, form 40-F and Management’s Discussion and Analysis filed with Canadian security regulatory authorities and the U.S. Securities and Exchange Commission. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca